EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended June 30,					Six months ended December 31, 2003	Pro Forma Six months ended December 31, 2003
	(in thousands)
	1999	2000	2001	2002	2003

Consolidated loss from continuing operations	$(11,279)	$(9,636)	$(5,554)	$(4,952)	$(8,554)	$(10,370)	$(10,370)
Minority interests in consolidated subsidiaries	—	—	—		(88)	(44)	(44)
Fixed charges	470	573	56	54	69	69	69

Loss as adjusted	(10,809)	(9,063)	(5,498)	(4,898)	(8,573)	(10,345)	(10,345)

Interest expense	(23)	(38)	(15)	(2)	(9)	(39)	(39)
Estimated interest within rental expense	(38)	(39)	(41)	(52)	(60)	(30)	(30)
Preferred stock dividends	(409)	(496)

Total Fixed Charges	$(470)	$(573)	$(56)	$(54)	$(69)	$(69)	$(69)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(11,279)	$(9,636)	$(5,554)	$(4,952)	$(8,642)	$(10,414)	$(10,414)